Exhibit 99.1

Hebron Technology Co., Ltd. Reports Fiscal Year 2019 Financial Results

WENZHOU, China, April 24, 2020 /PRNewswire/ -- Hebron Technology Co., Ltd. (“Hebron” or the “Company”) (Nasdaq: HEBT), a technology oriented enterprise group conducting business in the pharmaceutical equipment and engineering industry segment and financial service industry segment, today announced its financial results for the fiscal year ended December 31, 2019.

Fiscal Year 2019 Financial Highlights

	Year ended December 31,		Changes
	2019	2018	($)	(%)
Revenue	$21,103,114	$25,290,060	(4,186,946)	(17)%
Installation service	10,490,191	17,297,212	(6,807,021)	(39)%
Fluid equipment sales	8,087,399	7,992,848	94,551	1%
Financial service – underwriting related	2,522,143	-	2,522,143	100%
Financial service –recurring service	3,381	-	3,381	100%

Gross profit	8,056,621	7,577,952	478,669	6%
Income (loss) from operations	1,932,005	(5,329,410)	7,261,415	136%
Net income	2,739,990	(5,144,715)	7,884,705	153%
Basic and diluted EPS	$0.17	$(0.33)	0.50	151%

●	Total revenues decreased by 17.0% to $21.10 million for the twelve months ended December 31, 2019.

●	Operating income increased by 136% to operation income of $1.93 million for the twelve months ended December 31, 2019 from operation loss of $5.33 million for the same period of the prior fiscal year, primarily due to a decrease of bad debt provision of $5.83 million for the twelve months ended December 31, 2019.

●	Net income was $2.74 million for the twelve months ended December 31, 2019, compared to net loss of $5.14 million for the same period of the prior fiscal year.

	Years ended December 31,				Changes	Changes
	2019	%	2018	%	($)	(%)
Installation service	3,851,460	37%	6,356,004	37%	(2,504,544)	(39)%
Fluid equipment sales	1,699,429	21%	1,221,948	15%	477,481	39%
Financial services	2,506,032	99%	-	-%	2,506,032	100%
Gross profit	8,056,921	38%	7,577,952	30%	478,969	6%

Revenues

Total revenues decreased by 17.0% to $21.10 million for the twelve months ended December 31, 2019 mainly due to a decrease in installation revenue. Revenue from installation service was $10.49 million for the year ended December 31, 2019, representing a 39% decrease from the prior fiscal year. Revenue from sales of our fluid equipment was $8.1 million, representing an 1% increase. Revenue from financial service was $2.5 million for year ended December 31, 2019, which was mainly generated from the underwriting related advisory service. The Company expects to continue to expand the revenue base in the financial service segment.

Cost of revenues and gross profit

Total cost of revenues decreased by $4.67 million to $13.05 million for the twelve months ended December 31, 2019, mainly due to a decrease in the cost of installation service in fiscal 2019. For fiscal 2019, cost of installation service was $6.64 million representing a decrease of $4.30 million from 2018 due to lower installation service revenue. Cost of our fluid equipment sales were $6.4 million representing a decrease of $0.4 million from 2018.

Overall gross profit increased by 6% or $0.48 million to $8.06 million for the twelve months ended December 31, 2019 from $7.58 million for the same period of the prior fiscal year. The increase was primarily a result of the high-margin financial services revenue in fiscal 2019.

Overall gross profit margin for fiscal 2019 was 38%, increased from 30% in fiscal 2018. The increase was primarily due to the high-margin financial service gross profit. The gross profit margin for the Company’s equipment and engineering segment was 30%, approximately same as fiscal 2018.

Operating expenses

Total operating expenses decreased by $6.78 million, or 53%, to $6.12 million for the twelve months ended December 31, 2019. The significant decrease in operating expense was primarily due to a $5.83 million decrease in bad debt provision.

For fiscal 2019, the Company’s general and administrative expenses were $2.57 million, representing an approximate decrease of $0.73 million compared to fiscal 2018. The decrease in general and administrative expenses was mainly due to the Company’s lesser professional fees in fiscal 2019.

For fiscal 2019, the Company’s research and development (“R&D”) expenses were $0.49 million, representing an increase of $0.13 million from fiscal 2018. The increase in R&D expense was primarily due to R&D developments in our new segment - financial service segment.

For fiscal 2019, the Company’s selling expenses were $0.99 million, representing a 26% decrease from fiscal 2018. The decrease was mainly due to the fact that the Company has established branding awareness in the market and therefore reduced marketing activities in fiscal 2019 and 2018.

Operating (loss) income

Operating income was $1.93 million for twelve months ended December 31, 2019, representing an increase of 136% from operating loss of $5.33 million in fiscal 2018, which was mainly due to significant decrease in bad debts provision during fiscal 2019.

Net income

Net income was $2.74 million for the twelve months ended December 31, 2019, compared to net loss of $5.14 million for fiscal 2018.

Financial Condition

As of December 31, 2019, the Company had cash and restricted cash balance of $4.41 million.

Net cash provided by operating activities was approximately $0.34 million for the twelve months ended December 31, 2019, compared to net cash used in operating activities of $0.73 million for the same period of the prior fiscal year.

Net cash used in investing activities was approximately $1.96 million for fiscal 2019, compared to approximately $0.12 million for fiscal 2018.

Net cash provided by financing activities was approximately $3.15 million for fiscal 2019, compared to approximately $0.73 million for fiscal 2018.

About Hebron Technology Co., Ltd.

Established in January 2005 and headquartered in Wenzhou City, Zhejiang Province, China, Hebron Technology Co., Ltd. engages in research, development, and manufacture of highly specialized valves and pipe fitting products for use in the pharmaceutical, biological, food and beverage, and other clean industries. The Company also offers its customers comprehensive pipeline design, installation, construction, and ongoing maintenance services as holistic solution services. Following the acquisition of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd., and its subsidiaries in July 2019, the Company also engages in financial advisory services business through contractually controlled affiliates and subsidiaries of affiliates. For more information about the Company, please visit www.xibolun.com for equipment and engineering segment and https://www.fintaike.com for financial advisory service segment.

Forward-Looking Statements

This press release contains information about Hebron’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Hebron encourages you to review other factors that may affect its future results in Hebron’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

In China:

Hebron Technology Co., Ltd.

Investor Relations
Shaokang (Ken) Lu
Phone: +86 (21) 2357-0055

Email: lushaokang@cnisun.com

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Stated In U.S. Dollars)

	December 31, 2019	December 31, 2018
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,452,647	$947,588
Restricted cash	959,672	2,124,655
Contracts receivable, net	30,120,533	24,669,365
Accounts receivable, net	3,024,531	2,655,845
Bank acceptance notes receivable	22,660	81,611
Inventories	635,989	365,480
Prepayments and advances to suppliers, net	2,526,056	3,568,003
Other receivables, net	516,607	767,681
Loans to third parties-current portion	2,434,715	-
Prepaid expenses and other current assets	18,348	94,539
TOTAL CURRENT ASSETS	43,711,758	35,274,767

NON-CURRENT ASSETS:
Property and equipment at cost, net	11,889,373	12,515,894
Intangible assets, net	5,124,264	969,339
Retainage receivables, net	2,408,070	3,146,986
Right of use assets	1,915,577	-
Rent and other deposits	85,999	43,633
Loans to third parties – long term portion	2,872,820	-
Long term investments	3,708,359	3,054,090
Goodwill	11,074,864	-
Deferred tax assets	2,008,173	1,648,967
TOTAL ASSETS	$84,799,257	$56,653,676

LIABILITIES
CURRENT LIABILITIES:
Short-term loans	$861,846	$1,698,058
Bank acceptance notes Payable	929,148	2,117,382
Accounts payable	2,386,061	1,361,687
Accrued expenses and other current liabilities	3,725,149	2,112,472
Operating lease liabilities	188,557	-
Loan payable - current	156,574	177,291
Advances from customers	1,311,004	3,131,338
Tax payable	10,915,483	9,085,746
Due to related party	7,759,443	-
TOTAL CURRENT LIABILITIES	28,233,265	19,683,974

Loan payable – long-term	54,726	212,351
Operating lease liabilities – long term	1,769,927	-
Deferred tax liabilities	805,826	-
TOTAL LIABILITIES	30,863,744	19,896.325
Commitments and contingencies
EQUITY:
Class A common stock, $0.001 par value, 40,000,000 shares authorized, 17,710,471 and 8,491,177 shares issued and outstanding as of December 31, 2019 and 2018 respectively.	17,710	8,491
Class B common stock, $0.001 par value, 10,000,000 shares authorized, nil and 7,778,400 shares issued and outstanding as of December 31, 2019 and 2018 respectively.	-	7,778
Additional paid-in capital	28,369,076	13,361,447
Retained earnings	27,472,766	24,732,776
Accumulated other comprehensive income (loss)	(1,914,232)	(1,353,141)
TOTAL SHAREHOLDERS’ EQUITY	53,945,320	36,757,351
Non-controlling interests	(9,807)	-
TOTAL EQUITY	53,935,513	36,757,351

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$84,799,257	$56,653,676

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2019	2018	2017
REVENUE:
Installation service	$10,490,191	$17,297,212	$23,748,141
Fluid equipment sales	8,087,399	7,992,848	5,452,304
Financial services	2,525,524	-	-
	21,103,114	25,290,060	29,200,445
COST OF REVENUE
Cost of revenue	12,882,094	17,458,252	18,080,777
Business and sales related taxes	164,399	253,856	675,507
GROSS PROFIT	8,056,621	7,577,952	10,444,161

OPERATING EXPENSES:

General and administrative	2,566,831	3,298,188	3,683,594
Selling and marketing	985,252	1,337,321	2,187,253
Bad debt	2,079,837	7,913,442	187,715
Research and development	492,696	358,411	508,282
Total operating expenses	6,124,616	12,907,362	6,566,844
INCOME (LOSS) FROM OPERATIONS	1,932,005	(5,329,410)	3,877,317

OTHER INCOME (EXPENSE):
Other income, net	1,255,149	(426,585)	377,174
Interest expense	(158,119)	(208,306)	(56,953)
Income from investments	153,554	168,534	-
Total other income (expense), net	1,250,584	(466,357)	320,221

INCOME (LOSS) BEFORE INCOME TAXES	3,182,589	(5,795,767)	4,197,538
PROVISION (BENEFIT) FOR INCOME TAXES	442,599	(651,052)	(2,938,849)

NET INCOME(LOSS)	2,739,990	(5,144,715)	7,136,387
Net income (loss) attributable to non-controlling interests	-	-	-
NET INCOME (LOSS) ATTRIBUTABLE TO SHAREHOLDERS	2,739,990	(5,144,715)	7,136,387

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation (loss) income	(561,091)	(1,755,528)	2,249,081
COMPREHENSIVE INCOME (LOSS)	2,178,899	$(6,900,243)	9,385,468
Total comprehensive loss attributable to non-controlling interests	-	-	-
TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO SHAREHOLDERS	$2,178,899	$(6,900,243)	$9,385,468

Basic and diluted earnings (loss) per common share	$0.17	$(0.33)	$0.49

Weighted average number of shares outstanding-basic and diluted	16,269,577	15,760,633	14,695,347

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Class A Common Stock		Class B Common Stock		Additional paid in	Retained	Accumulated Other Comprehensive	Non-controlling
	Shares	Amount	Shares	Amount	capital	Earnings	Income (Loss)	Interests	Total
Balance at January 1, 2017	6,916,947	$6,917	7,778,400	$7,778	$10,237,965	$22,741,104	$(1,846,694)	-	$31,147,070
Net income	-		-	-	-	7,136,687	-	-	7,136,387
Foreign currency translation gain	-	-	-	-	-	-	2,249,081	-	2,249,081
Balance at December 31, 2017	6,916,947	6,917	7,778,400	7,778	10,237,965	29,877,491	402,387	-	40,532,538

Net (loss)	-	-	-	-	-	(5,144,715)	-	-	(5,144,715)
Foreign currency translation loss	-	-	-	-	-	-	(1,755,528)	-	(1,755,528)
Issuance of class A common stock for consulting services	131,452	131	-	-	239,369	-	-	-	239,500
Issuance of common stock for equity investment	1,442,778	1,443	-	-	2,884,113	-	-	-	2,885,556
Balance at December 31, 2018	8,491,177	8,491	7,778,400	7,778	13,361,447	24,732,776	(1,353,141)	-	36,757,351

Net income	-	-	-	-	-	2,739,990	-	-	2,739,990
Foreign currency translation loss	-	-	-	-	-	-	(561,091)	-	(561,091)
Capital contribution by shareholder	-	-	-	-	3,582,781	-	-	-	3,582,781
Shares to be issued for acquisition	1,440,894	1,441	-	-	11,424,848	-	-	-	11,426,289
Non-controlling interests arising from business combination	-	-	-	-	-	-	-	(9,807)	(9,807)
Reclassification of common stock	7,778,400	7,778	(7,778,400)	(7,778)	-	-	-	-	-
Balance at December 31, 2019	17,710,471	$17,710	-	$-	$28,369,076	$27,472,766	$(1,914,232)	(9,807)	$53,935,513

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$2,739,990	$(5,144,715)	$7,136,387
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,225,977	1,195,161	939,995
Loss on disposition of property and equipment	-	283,487	12,179
Deferred tax (benefit) expense	(418,131)	(1,471,938)	11,526
Equity investment income	(153,554)	(168,534)	-
Bad debt expense	2,079,837	7,913,442	187,715
Changes in operating assets and liabilities:
Contracts receivable	(5,801,693)	(8,850,502)	(2,992,867)
Accounts receivable	(1,141,352)	(1,383,452)	(950,850
Bank acceptance notes receivable	58,390	593,674	(378,205)
Retainage receivables	(489,283)	(748,903)	(80,360)
Prepayment and advances to suppliers	1,392,426	93,149	(7,127,018)
Inventories	(277,176)	1,177,956	788,000
Other receivables	341,339	(598,764)	(156,074)
Accounts payable	822,461	146,546	26,450
Bank acceptance notes Payable	(1,171,013)	2,148,292	53,272
Advances from customers	(1,828,259)	429,217	(370,964)
Deferred revenue	-	-	(1,071,355)
Taxes payable	1,933,516	2,770,253	(2,365,120)
Accrued expenses and other current liabilities	1,021,758	890,551	240,505
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	335,233	(725,080)	(6,096,784)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(394,988)	(74,210)	(3,126,777)
Loans to third parties	(3,611,682)	-	-
Payments for intangible assets	-	(41,000)	-
Cash acquired from business acquisitions	2,043,176	-	-
NET CASH (USED IN) INVESTING ACTIVITIES	(1,963,494)	(115,210)	(3,126,777)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	911,968	1,995,763	295,954
Repayment of short-term bank loans	(1,733,462)	(1,088,667)	-
Capital contribution	3,582,781	-	-
Proceeds from long-term loans	-	-	173,873
Repayment of long-term loans	-	-	(47,353)
(Repayment) proceeds from loan	(174,861)	(176,427)	560,748
Advances from and (repayments to) related parties	566,360	-	(66,582)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	3,152,786	730,669	916,640

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENT	(184,449)	(94,239)	(292,869)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENT	1,340,076	(203,860)	(8,599,790
CASH AND CASH EQUIVALENT AND RESTRICTED CASH-beginning of year	3,072,243	3,276,103	11,875,893

CASH AND CASH EQUIVALENT AND RESTRICTED CASH-end of year	$4,412,319	$3,072,243	$3,276,103

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$5,158	$42,250	$-
Cash paid for interest	$147,900	$91,917	$75,704

Non-cash financing activities
Warrants issued to placement agent in connection with the Company’s IPO	$-	$-	$-
Payment payable to a related party for NiSun BVI acquisition	$7,000,000	-	-
Issuance of shares for business combination	$11,426,289	$-	$-
Issuance of shares for consulting services	$-	$239,500	$-
Issuance of shares for equity investment	$-	$2,885,556	$-

CASH AND CASH EQUIVALENTS COMPRISE OF THE FOLLOWING:
Cash and cash equivalent	$3,452,647	$947,588	$3,220,781
Restricted cash	959,672	2,124,655	55,322
Total cash, cash equivalents and restricted cash	$4,412,319	$3,072,243	$3,276,103